Exhibit 99.1
MEMORANDUM

DATE:	December 19, 2006
TO:	All Employees
FROM:	Chris McKinley
SUBJECT:	Option Exchange Program

I want to let you know that we announced today that we will ask our shareholders to approve a stock option exchange program (repricing) for Cell Genesys’ employees. Our Board of Directors believes this is the right thing to do for our employees and that it is in our shareholders best interests as well. The necessary first step in the process is to obtain shareholder approval for the program. It is important to know that while we will work hard to try to achieve this, in the current environment approval is not guaranteed. If we are successful, employees will be offered the opportunity to turn in higher priced options in exchange for fewer options at the price of the stock on the day after the option exchange program concludes. Participation in the option exchange program will be voluntary and employees at all levels will be eligible.
The proposal we are making to our shareholders is as follows:
•	Exchange Ratio
The exchange ratio is the number of old shares employees will exchange for new shares. There will be two exchange ratios for this program. If the original grant price of an option is less than $7.00, then one and a half old options will be exchanged for each new option. This equals an exchange ratio of 1.5 to 1. If the grant price is $7.00 or higher, then two and a half old options will be exchanged for each new option. This equals an exchange ratio of 2.5 to 1.

•	Vesting
All current grants have a four-year vesting period. If a grant has one year or less remaining to vest, the new grant will be reset so that 25 percent of the grant will vest over the next year. All other grants will maintain their original vesting schedules when they are exchanged.

•	Eligible Grants
All grants prior to December 18, 2006, are eligible to be exchanged as long as the employee is employed on the exchange date. Employees will be able to determine on a grant-by-grant basis which grants they want to exchange.
As noted above, the next step in this process is to get shareholder approval, if possible, for the exchange program at a special shareholder meeting targeted for the first half of February. If the program is approved, employees will then have a set period of time from approximately mid-February to approximately mid-March 2007 to decide whether or not to participate. An outside advisor will provide educational information to help employees with this process. The price for the new options will be the closing stock price on the day after the option exchange program concludes (also referred to as a “tender offer”). More detailed information about the timeline will be provided in the near future.
Cash compensation is an important part of everyone’s total compensation. Equity compensation is also very important and we are well aware that our stock option program has lost value since many options are priced significantly higher than our current stock price. If we can successfully implement the option exchange program, we will be able to reduce the number of shares that might never be used, which benefits our shareholders, and at the same time restore incentive value to our stock option program. We’ll keep you posted on this process as it unfolds.
Cell Genesys will file a proxy statement in connection with the proposed option exchange program, which will be mailed to the stockholders of Cell Genesys. Cell Genesys’s stockholders are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about the proposed option exchange program and Cell Genesys. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the “SEC”) at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cell Genesys on Cell Genesys’s website at www.cellgenesys.com and by contacting Cell Genesys Investor Relations department at 500 Forbes Boulevard, South San Francisco, California 94080, telephone (650) 266-3000.
In addition, Cell Genesys and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed option exchange program. A description of any interests that Cell Genesys’s directors and executive officers have in the proposed option exchange program will be included in the proxy statement. Additional information regarding Cell Genesys’s directors and executive officers is contained in Cell Genesys’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov, on Cell Genesys’s website at www.cellgenesys.com and by contacting Cell Genesys Investor Relations department at 500 Forbes Boulevard, South San Francisco, California 94080, telephone (650) 266-3000.